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                              March 13, 2023

       Anthony Cerasoli
       President
       First National Funding LLC
       1620 Dodge Street
       Stop Code 3271
       Omaha, Nebraska 68197

                                                        Re: First National
Master Note Trust
                                                            First National
Funding LLC
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form SF-3
                                                            Filed February 23,
2023
                                                            File Nos.
333-265694 and 333-265694-01

       Dear Anthony Cerasoli:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form SF-3

       Annex I
       Static Pool Data, page A-I-15

   1. We note your bracketed disclosure indicating the possibility that you will not provide static pool information
because all of the accounts are now 60 or more months past the date on which they were
originated. Please confirm that the decision to omit static pool disclosure from any
prospectus will be made following a determination that such
                                                        information would not
be material to the particular offering. Please also revise your bracketed disclosure to
indicate that you will disclose why static pool information is not material to the
transaction. Refer to Item 1105(c) of Regulation AB.
 Anthony Cerasoli
First National Funding LLC
March 13, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Jason Weidberg at 202-551-6892 or Kayla Roberts at 202-
551-3490 with any other questions.



FirstName LastNameAnthony Cerasoli                        Sincerely,
Comapany NameFirst National Funding LLC
                                                          Division of
Corporation Finance
March 13, 2023 Page 2                                     Office of Structured
Finance
FirstName LastName